UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”), dated April 3, 2025, announcing that the 2025 Annual General Meeting will be held on May 8, 2025.

Attached hereto as Exhibit 99.2 is a press release of the Company, dated April 5. 2025, announcing the appointment of Mr. Peder Simonsen as the Chief Executive Officer of Golden Ocean Management AS and the appointment of Ms. Randi Navdal Bekkelund as the Chief Financial Officer of Golden Ocean Management AS, who will commence her new role on June 1, 2025.

The information contained in Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

Date: April 7, 2025	By: /s/ Peder Simonsen
Name: Peder Simonsen
Title: Interim Principal Executive Officer and Principal Financial Officer

Exhibit 99.1
GOGL – Notice of Annual General Meeting 2025
03.04.2025
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (“GOGL” or the “Company”) advises that the 2025 Annual General Meeting of the Company will be held on May 8, 2025. The record date for voting at the Annual General Meeting is set to April 7, 2025. A copy of the Notice of Annual General Meeting and associated information, including the Company’s Annual Report on Form 20-F, will be distributed and made available on the Company’s website at www.goldenocean.bm prior to the meeting.
April 3, 2025
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.2
GOGL - Appointment of CEO and CFO
05.04.2025
The Board of Golden Ocean Group Ltd. (“Golden Ocean” or the “Company”) is pleased to announce the appointment of Mr. Peder Simonsen as the Chief Executive Officer of Golden Ocean Management AS. Mr. Simonsen currently serves as the Interim Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS.
Further, the Company is pleased to announce the appointment of Ms. Randi Navdal Bekkelund as Chief Financial Officer of Golden Ocean Management. Ms. Bekkelund currently serves as the Chief Financial Officer of Avance Gas Holding Ltd. Ms. Bekkelund will commence her new role on June 1, 2025.
April 5, 2025
The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.